TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref RPB

RECEIVED
2008 JUL -1 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 June 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR shareholding'

08003541

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2008\Zb - Director-PDMR Shareholding - 24 June 2008.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that, on 18 June 2008, 155,453 Ordinary Shares of $97^{17/19}$p each in the Company were transferred for nil consideration to participants in the Long Term Incentive Plan 2005 (including Persons Discharging Managerial Responsibilities (PDMRs) of the Company as indicated below) pursuant to awards made under that plan in 2005.

PDMRs are potential beneficiaries under the Trust and, therefore, (except as disclosed below) their interests in those shares ceased on such transfer.

Name of PDMR	Number of shares
A J Ballance	1,965
L F Graziano	7,267
M J Kane	1,923
A P Smith	4,014
A P Wray	5,854

www.severntrent.com

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